UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date October 28, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CONTINUING CONNECTED TRANSACTION
PROVISION OF AUTOMOBILE REPAIRING SERVICES

On 28 October 2008, the Company and CEA Development have entered into an automobile repairing service agreement, under which, CEA Development agrees to provide automobile repairing service to the Company for a term commencing from 1 January 2008 to 31 December 2010.

On or about the end of August 2007, CEA Development has become a non-wholly owned subsidiary of CEA Holding, a controlling shareholder of the Company and hence a connected person of the Company. As such, the Service constitutes a continuing connected transaction of the Company under the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Service is expected to be less than 2.5% on an annual basis, such transaction is only subject to the reporting and announcement requirements and is exempted from the approval of the independent shareholders of the Company pursuant to the Listing Rules.

THE SERVICE AGREEMENT

Service

On 28 October 2008, the Company entered into the Service Agreement with CEA Development pursuant to which, CEA Development will from time to time provide maintenance and repair service to the Company’s automobiles that are used in ground services and daily operations.

Term

The term of the Service Agreement commenced from 1 January 2008 to 31 December 2010. The parties to the Service Agreement may extend the term of the Service Agreement upon mutual agreement in writing pursuant to the Service Agreement.

Pricing

The service fees payable to CEA Development for the Service shall be based on prevailing market rates by reference to the service fees charged by independent third party service providers: (1) in or around the area where the Service is provided; or (2) in the PRC under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by CEA Development to any independent third parties.

Such service fees are payable quarterly in arrears.

Reasons for and benefits of the transaction

The Directors believe that it is in the best interests of the Group to procure the Service from CEA Development considering that CEA Development has special strengths that independent third party service providers generally do not posses. Such strength include the aviation industry expertise, knowledge and qualification of CEA Development to meet the demand of certain types of work and its track record of quality and timely service.

Historical figures

The historical figures of the total amounts paid by the Company to CEA Development for each of the three financial years ended 31 December 2005, 2006 and 2007 are approximately RMB22.82 million, RMB27.97 million and RMB18.75 million respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, in particular, the expected expansion of the Company’s aircraft fleet and as a result an expansion of its automobiles for providing ground services, the total amounts payable by the Company to CEA Development under the Service Agreement for the three financial years ending 31 December 2008, 2009 and 2010 are not expected to exceed RMB31 million, RMB35 million and RMB42 million respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

IMPLICATION UNDER THE LISTING RULES

On or about the end of August 2007, CEA Development has become a non-wholly owned subsidiary of CEA Holding, a controlling shareholder of the Company and hence a connected person of the Company. As such, the Service constitutes a continuing connected transaction of the Company under the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Service is expected to be less than 2.5% on an annual basis, such transaction fall within Rule 14A.34 of the Listing Rules and are subjected to the reporting and announcement requirements only and are exempted from the approval by the independent shareholders of the Company under the Listing Rules.

Based on the information described above, the Directors (including the independent non-executive Directors) believe that the Service Agreement is on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company’s shareholders as a whole.

INFORMATION OF THE PARTIES

The Company is principally engaged in the business of civil aviation.

CEA Development is principally engaged in the business of providing various repairing and maintenance services, including but not limited to, ground equipments, metal materials, construction materials, chemical materials, telecommunication equipment and electronic appliances.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	means the board of the Directors (including the independent non-executive Directors);

“CEA Development”	means 上海東方航空實業有限公司 (CEA Development Co.), a company incorporated in the PRC, which is owned as to 95% of interest by CEA Holding;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the date of this announcement;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Service”	means the automobile repairing service provided by CEA Development to the Company pursuant to the Service Agreement;

“Service Agreement”	means a service agreement entered into between the Company and CEA Development in relation to the provision of automobile repairing service dated 28 October 2008;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“%”	means per cent.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors, as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)

Li Jun	(Vice Chairman, Non-executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Chaogeng	(Non-executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent non-executive Director)

Peter Lok	(Independent non-executive Director)

Wu Baiwang	(Independent non-executive Director)

Zhou Ruijin	(Independent non-executive Director)

Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
28 October 2008